Mail Stop 4561
								July 29, 2005
Steve Austin
Chief Executive Officer
TAG Entertainment Corp.
9916 South Santa Monica Boulevard, 1st Floor
Beverly Hills, CA  90212

	Re:    	TAG Entertainment Corp.
		Registration Statement on Form SB-2
		Filed July 14, 2005
		File No. 333-126584

Dear Mr. Austin:

      We have limited our review of the above-referenced Form S-3 registration statement to the incorporation by reference section and have the following comment. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Feel free to call us at the telephone numbers listed at the end of this letter.
Incorporation of Certain Document by Reference
1. We note that you have incorporated by reference your Form 10-K and other periodic reports filed under the Exchange Act of 1934 and have forward incorporated reports filed subsequent to the date of the prospectus. Please be advised that Rule 411(a) of Regulation C provides that unless specifically provided for in the instructions to the form or by the rule, incorporation by reference is not permitted.
None of the items of Form SB-2 expressly permits incorporation by reference though paragraphs (b) and (c) of Rule 411 always permit incorporation into the non-prospectus portions of the filing and as exhibits. Please revise to remove this section from the prospectus.

 	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* 		should the Commission or the staff, acting pursuant to
delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* 	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date. Any questions should be directed to Maryse Mills-Apenteng at
(202) 551-3457 or, in her absence, the undersigned at (202)-551-
3462.
If you still require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

								Sincerely,


      			Mark P. Shuman
      			Branch Chief - Legal

cc:  	Via facsimile:  212-557-0295
	Edwin C. Opoku, Jr., Esq.
      Goldstein & DiGioia LLP
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Steve Austin
TAG Entertainment Corp.
July 29, 2005
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